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                                 Kintana, Inc.
                            1314 Chesapeake Terrace
                          Sunnyvale, California 94089
                                (408) 543-4400

                                October 9, 2001


VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:   Barbara C. Jacobs
             Division of Corporate Finance

             Re:   Kintana, Inc.
                   Registration Statement on Form S-1 (File No. 333-64940)

Dear Ms. Jacobs:

        Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), Kintana, Inc. (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, File No. 333-64940, together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on July 12, 2001. In light of current market conditions, the Registrant has determined not to effect the initial public offering to which the Registration Statement relates at this time.

     Please be advised that the Registrant has not printed or circulated preliminary prospectuses, nor made any offers or sales under the Registration Statement or in connection with the offering contemplated by the Registration Statement. While the Registrant has no specific plans for a private offering, it may undertake a subsequent private offering in reliance on Rule 155(c) of the Act.

     Upon grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto," and which is to be included in the file for the Registration Statement.

     If you have any questions regarding the foregoing application for withdrawal, please contact Scott J. Leichtner at (650) 858-7134.


                                       KINTANA, INC.



                                       By:  /s/ Paul J. McFeeters
                                          -----------------------------------
                                          Paul J. McFeeters
                                          Chief Financial Officer